Exhibit 1.3

SALE AND REPURCHASE AGREEMENT

DATED NOVEMBER 28, 2011

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

as Seller

and

CREDIT SUISSE (HONG KONG) LIMITED

and

DEUTSCHE BANK AG, HONG KONG BRANCH

as Purchasers

Relating to the sale and repurchase of shares in the issued share capital of Melco Crown Entertainment Limited

TABLE OF CONTENTS

i

SALE AND REPURCHASE AGREEMENT

This Agreement is made on November 28, 2011

between:

(1)	MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED (“Melco Leisure”), details of which are set out in Part A of Schedule 3, as seller (“Seller”);

(2)	CREDIT SUISSE (HONG KONG) LIMITED (“Credit Suisse”), details of which are set out in Part B of Schedule 3, as Purchaser;

(3)	DEUTSCHE BANK AG, HONG KONG BRANCH (“Deutsche Bank”), details of which are set out in Part B of Schedule 3, as Purchaser; and

(Credit Suisse and Deutsche Bank, each a “Purchaser”, and collectively, “Purchasers”).

Whereas:

(A)	The Company was incorporated in the Cayman Islands on December 17, 2004 as an exempted company with limited liability.

(B)	In connection with the proposed listing (the “Proposed Listing”) by way of introduction of shares of the Company (as defined below) on the Stock Exchange (as defined below), certain liquidity measures are required for a period of 30 days from the date of the Proposed Listing (both days inclusive) (the “Liquidity Period”).

(C)	The Purchasers are the joint sponsors with respect to the Proposed Listing.

(D)	In connection with the Proposed Listing, the Parties (as defined below) have agreed that the Purchasers will severally (and not jointly or jointly and severally) purchase the Sale Shares (as defined below) from the Seller on or before the Liquidity Period and the Seller shall repurchase the Sale Shares from the Purchasers following the Liquidity Period, in each case, in accordance with the terms hereof.

(E)	As part of the liquidity measures, the Seller and the Purchasers have severally (and not jointly or jointly and severally) entered into a Securities Lending Agreement on the same date of this Agreement, pursuant to which the Seller has agreed to lend to the Purchasers and the Purchasers have agreed to severally (and not jointly or jointly and severally) borrow from the Seller certain number of Shares.

It is agreed as follows:

1.	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply.

1.1	Definitions

“Accretions” means all money, securities and other rights or options (whether granted by the Company or a trustee, government or government authority) other than Income attaching to the Shares as a result of any Relevant Event during the Sale and Repurchase Period and including, without limitation (a) any bonus or capitalization shares, (b) any property issued pursuant to a dividend in specie, (c) in the case of a rights issue, any securities or other rights taken up and (d) (except to the extent the entitlements in respect of rights have been taken up and taken into account as Accretions) any amounts payable to the holders of Shares for disposal on their behalf under the terms of the rights issue of rights not taken up;

“Act of Insolvency” means in relation to a Party:

(a)	it making a general assignment for the benefit of, or entering into a reorganisation, arrangement, or composition with creditors; or

(b)	it admitting in writing that it is unable to pay its debts as they become due; or

(c)	it seeking, consenting to or acquiescing in the appointment of any trustee, administrator, receiver or liquidator or analogous officer of it or any material part of its property; or

(d)	the presentation or filing of a petition in respect of it (other than by any other Party to this Agreement in respect of any obligation under this Agreement) in any court or before any agency alleging the bankruptcy, winding-up or insolvency of such Party (or any analogous proceeding) or seeking any reorganisation, arrangement, composition, re-adjustment, administration, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such petition (except in the case of a petition for winding-up or any analogous proceeding in respect of which no such 30 day period shall apply) not having been stayed or dismissed within 30 days of its filing;

(e)	the appointment of a receiver, administrator, liquidator or trustee or analogous officer of such Party over all or any material part of such Party’s property;

(f)	the convening of any meeting of its creditors for the purpose of considering a voluntary arrangement; or

(g)	anything occurs under the law of any jurisdiction which has a substantially similar effect to any of the events set out in the above paragraphs of this definition;

“Business Day” means a day (other than Saturday or Sunday) on which (i) commercial banks are generally open for normal banking business in Hong Kong, Macau and the United States (ii) the HK Register is open for the transfer of Shares, and (iii) the trading and settlement of Shares can take place on the Stock Exchange;

“Cayman Register” means the Cayman Islands register of members of the Company;

“CCASS” means the Central Clearing and Settlement System operated by Hong Kong Securities and Clearing Company Limited;

“Collector” means the Collector of Stamp Revenue appointed under section 3 of the Stamp Duty Ordinance;

“Company” means Melco Crown Entertainment Limited;

“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Event of Default” means an event set out in Clause 7 of this Agreement.

“HK Register” means the Hong Kong register of members of the Company;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock” means stock the transfer of which is required to be registered in Hong Kong;

“Income” means all cash entitlements payable or accruing to or for the benefit of the holders for the time being of the Shares (or, following any Relevant Event, the relevant Resulting Assets) otherwise than for new cash consideration or payment by the holder of the Shares (or Resulting Assets) and including, without limitation, any dividends, distributions and interest;

“Latest Practicable Date” means November 23, 2011, being the latest practicable date for ascertaining certain information in the Listing Document;

“Listing” means the commencement of dealings in the Shares on the Stock Exchange;

“Listing Document” means the Listing Document relating to the Company which is expected to be published on or around November 30, 2011;

“Listing Rules” means the Rules Governing the Listing of Securities on the Stock Exchange, as amended or supplemented from time to time;

“Parties” means the named parties to this Agreement and “Party” means either one of them;

“Purchasers’ Warranties” means the warranties and representations given by the Purchasers pursuant to Clause 5.2 and Schedule 2 and “Purchasers’ Warranty” means any one of them;

“Relevant Event” means each of the event referred to in the definition of Resulting Assets and all other similar events;

“Resulting Assets” means, following any Relevant Event effective prior to the resell/repurchase of the Sale Shares, the securities, rights or assets deriving from or referable to the Sale Shares the subject of the Relevant Event including, without limitation (a) the securities deriving from any conversion, sub-division or consolidation of the Sale Shares, (b) in the case of any bonus or capitalization or rights issue, the Sale Shares in respect of which the relevant entitlement arose together with all resulting Accretions, (c) the proceeds of any redemption of Sale Shares, (d) the consideration payable under the terms of any takeover, and (e) following any other event as a result of which the Sale Shares have ceased to be listed on the Stock Exchange, and if but only if the Purchasers so elect, a sum of money equivalent to the value of such Sale Shares based on the last price traded on the Stock Exchange;

“Rules” means the Listing Rules, the Stamp Duty Ordinance, the General Rules and Operational Procedures of CCASS in effect from time to time, and the requirements of any regulatory authority whose rules and regulations shall from time to time affect the activities of the Parties pursuant to this Agreement, including but not limited to the rules issued or promulgated by, the Securities and Futures Commission of Hong Kong (the “SFC”) and the Stock Exchange;

“Sale and Repurchase Period” has the meaning prescribed to it in Clause 4.1;

“Sale Shares” means the higher of (i) 16,128,891 Shares representing approximately 1% of the total issued share capital of the Company as at the Latest Practicable Date; or (ii) the number of Shares represented by 1% of the total issued share capital of the Company as of the Business Day immediately before the start of the Liquidity Period;

“Seller’s Warranties” means the warranties and representations given by the Seller pursuant to Clause 5.1 and Schedule 1 and “Seller’s Warranty” means any one of them;

“Shares” means ordinary shares of par value US$0.01 each in the capital of the Company;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Taxation” or “Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto; and

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation.

“United States” means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“U.S. dollar(s)” or “US$” means United States dollar(s), the lawful currency of the United States.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to persons and companies

References to:

(a)	a person include any individual, company, firm partnership or unincorporated association (whether or not having separate legal personality); and

(b)	a company include any company, corporation or any body corporate, wherever incorporated.

1.4	References to subsidiaries, etc.

(a)	The words “subsidiary”, “subsidiary undertaking” and “holding company” shall have the same meaning in this Agreement as their respective definitions in the Companies Ordinance (Chapter 32, Laws of Hong Kong) as amended and updated from time to time.

(b)	References to a Company’s “Group” mean that Company, its affiliates, its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding companies.

1.5	Modification etc. of statutes

References to a statute or statutory provision include:

(a)	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

(b)	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

(c)	any subordinate legislation made from time to time under that statute or statutory provision.

1.6	Headings

Headings shall be ignored in interpreting this Agreement.

1.7	Schedules etc.

References to this Agreement shall include any recitals and schedules to it and references to clauses and schedules are to clauses of, and schedules to, this Agreement. References to paragraphs are to paragraphs of the schedules.

1.8	Legal Terms

References to any Hong Kong legal term shall, in respect of any jurisdiction other than Hong Kong, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.9	All warranties, representations, indemnities, covenants, undertakings and obligations given or entered into by more than one person in this Agreement are given or entered into severally (and not jointly or jointly and severally).

2.	PURCHASE OF SALE SHARES FROM THE SELLER BY THE PURCHASERS

(a)	On and subject to the terms of this Agreement, the Seller agrees to sell, and the Purchasers agree to purchase, the Sale Shares.

(b)	The Sale Shares shall be sold free from Encumbrances and together with all rights and advantages attaching to them after completion.

(c)	The Seller shall procure that any and all rights of pre-emption over the Sale Shares are waived irrevocably by the persons entitled thereto.

(d)	The total consideration for the purchase of the Sale Shares pursuant to Clause 2(a) shall be HK$352,606,583, equivalent to HK$21.86 per Sale Share.

(e)	Completion of the purchase of the Sale Shares from the Seller by the Purchasers pursuant to Clause 2(a) shall take place on the Business Day before the start of the Liquidity Period whereupon the Seller shall arrange for the delivery and transfer of the Sale Shares on the HK Register in favour of the Purchasers. The settlement details are as follows:

Seller’s Account (custodian account at Credit Suisse):

Account Name: Melco Leisure and Entertainment Group Limited

Client Account No: EDO ML0171402

Purchasers’ Account:

Credit Suisse:

CCASS Participant Name: Credit Suisse Securities (Hong Kong) Limited

CCASS Participant No: B01491

Deutsche Bank:

CCASS Participant Name: Deutsche Securities Asia Limited

CCASS Participant No: B01323

The Parties agree that the consideration payable to the Seller in accordance with Clause 2(d) shall be deferred and left outstanding until completion of the repurchase of the Sale Shares by the Seller pursuant to Clause 3(e) and set-off in full against the consideration thereof payable by the Seller. The Seller undertakes to take such actions and to execute such documents and deeds so as to facilitate the Sale Shares be recorded on the HK Register following such completion in any event on the Business Day before the start of the Liquidity Period.

3.	REPURCHASE OF SHARES FROM THE PURCHASERS BY THE SELLER

(a)	On and subject to the terms of this Agreement and conditional upon the Purchasers acquiring the Sale Shares following completion pursuant to Clause 2(e), the Purchasers agree severally (and not jointly or jointly and severally) to resell, and the Seller agrees to repurchase, the Sale Shares. The Sale Shares which the Purchasers agree to resell and the Seller agrees to repurchase shall be listed on the HK Register.

(b)	The Sale Shares shall be resold by the Purchasers severally (and not jointly or jointly and severally) to the Seller free from Encumbrances and together with all rights and advantages attaching to them.

(c)	The Purchasers shall severally (and not jointly or jointly and severally) procure that any and all rights of pre-emption over the Sale Shares are waived irrevocably by the persons entitled thereto.

(d)	The total consideration for the repurchase of the Sale Shares pursuant to Clause 3(a) shall be HK$352,606,583, equivalent to HK$21.86 per Sale Share.

(e)	Completion of the repurchase of Sale Shares by the Seller from the Purchasers pursuant to Clause 3(a) shall take place following the expiry of the Liquidity Period upon written notice by the Seller to the Purchasers whereupon the Purchasers shall severally (and not jointly or jointly and severally) arrange for the delivery and transfer of the Sale Shares on the HK Register in favour of the Seller no later than 10 Business Days following the expiry of the Liquidity Period. The settlement details are as follows:

Purchasers’ Account:

Credit Suisse:

CCASS Participant Name: Credit Suisse Securities (Hong Kong) Limited

CCASS Participant No: B01491

Deutsche Bank:

CCASS Participant Name: Deutsche Securities Asia Limited

CCASS Participant No: B01323

Seller’s Account (custodian account at Credit Suisse):

Account Name: Melco Leisure and Entertainment Group Limited

Client Account No: EDO ML0171402

The Parties agree that the consideration payable to the Purchasers in accordance with Clause 3(d) shall be set-off in full against the amount outstanding from the Purchasers pursuant to Clause 2(d).

4.	INCOME, ACCRETIONS AND OUTGOINGS

4.1	If any Income becomes payable, or any Accretion attaches, in respect of the Sale Shares at any time on or after the date of completion of the Sale Shares referred to in Clause 2(e) until the date of completion of the Sale Shares referred to in Clause 3(e) (the “Sale and Repurchase Period”), the relevant Purchaser shall as soon as practicable after the date of receipt of the Income or Accretion, or such other date as the Seller and the relevant Purchaser may from time to time agree:

(a)	pay to the Seller an amount equal to the amount of such Income which is payable in respect of the Sale Shares and which the Seller would have been entitled to receive had the Sale Shares not been sold and were held by the Seller on the Income payment date; or

(b)	pay, deliver or make available to the Seller any Accretion or, if such Accretion is not payable or deliverable, a payment equal to the value to the Seller of that Accretion had it been payable or deliverable to the Seller, together with any such endorsements or assignments as shall be customary and appropriate, provided that irrespective of whether the Purchasers (or any of them) have received such Income or Accretion and regardless of any disposal of the Sale Shares by the Purchasers (or any of them) the relevant Purchaser shall pay any amount referred to in paragraphs (a) or (b) above to the Seller no later than 30 days after the date of payment or issue of the corresponding Income or Accretion.

For the purposes of this Agreement, Income shall be treated as having become payable or arisen during the Sale and Repurchase Period if the date the Shares are first traded “ex” the right to the relevant Income falls within the Sale and Repurchase Period.

4.2	At the time of resell/repurchase of the Sale Shares pursuant to Clause 3(a) (or at such earlier time as the relevant Purchaser or Purchasers (as the case may be) shall be obliged to make any payment in respect of the obligation in question), the Seller shall pay to the relevant Purchaser or Purchasers (as the case may be) an amount equal to the aggregate amount of:

(a)	all liabilities and obligations incurred and paid or payable by such Purchaser or Purchasers (as the case may be) which fall or have fallen to be paid or satisfied by the holders of the Sale Shares at any time during the Sale and Repurchase Period, and any other liabilities and obligations incurred and paid or payable by such Purchaser or Purchasers (as the case may be) in respect of the Sale Shares (including any deductions and withholdings with respect to any capitalized Income and Accretions) for which the Seller would have been liable if the Sale Shares had not been sold by the Seller and not purchased by the Purchaser or Purchasers (as the case may be); and

(b)	all amounts legally paid by any person (other than the Seller) by way of consideration for any Accretions which are delivered to the Seller as part of the Sale Shares.

4.3	If at any time during the Sale and Repurchase Period, voting rights with respect to the Sale Shares become exercisable, a Purchaser shall, to the extent not in violation of any applicable laws and regulations, exercise such voting rights in accordance with the instructions of the Seller provided that the Seller has provided written instructions with respect to the Sale Shares at least five (5) Business Days prior to the exercise of such voting rights.

4.4	Subject to Clause 4.1, where, in respect of any Sale Shares, any rights or options arising in respect of those Shares as a result of a Relevant Event which require an election to be made by the holder for the time being of those Shares as to the exercise of such rights or options prior to the resell/repurchase of Sale Shares pursuant to Clause 3(a) and to the extent not in violation of any applicable laws and regulations to exercise such rights or options, then the Seller may, at least three (3) Business Days prior to the latest time for the exercise of the right or option, give written notice to the relevant Purchaser(s) that, upon resell/repurchase of Sale Shares, it/they wish to receive such Sale Shares in such form as will arise if the right or option is exercised or, in the case of a right or option which may be exercised in more than one manner as specified in such written notice.

5.	WARRANTIES AND UNDERTAKINGS

5.1	The Seller’s Warranties

(a)	The Seller warrants and represents to each of the Purchasers that the statements set out in Schedule 1 are true and accurate and not misleading as of the date of this Agreement.

(b)	The Seller acknowledges that the Purchasers have entered into this Agreement in reliance upon the Seller’s Warranties.

(c)	The Seller’s Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 1 or by anything in this Agreement.

5.2	The Purchasers’ Warranties

(a)	Each of the Purchasers severally (and not jointly or jointly and severally) warrants and represents to the Seller that the statements set out in Schedule 2 are true and accurate and not misleading as of the date of this Agreement.

(b)	Each of the Purchasers severally (and not jointly or jointly and severally) acknowledges that the Seller has entered into this Agreement in reliance upon the Purchasers’ Warranties.

(c)	Each of the Purchasers’ Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 2 or by anything in this Agreement.

5.3	The Purchasers’ Undertakings

The Purchasers hereby severally (and not jointly or jointly and severally) undertake to the Seller to use reasonable endeavours to:

(a)	register this Agreement with the Collector and provide the Collector with:

(i)	such fees as may be specified by the financial secretary of Hong Kong for the purposes of section 19(12A) of the Stamp Duty Ordinance;

(ii)	two copies of this Agreement, of which they must be either an executed copy and a certified true copy of this Agreement or two certified true copies of this Agreement;

(iii)	a duly completed registration form; and

(iv)	such other documents and such particulars and information as the Collector may require,

before the expiry of thirty (30) days after the sale of Shares is effected; and

(b)	comply with all filing and reporting obligations and do all other acts and things as may be required from time to time by the Collector and any applicable rules and regulations for the time being in force in order to qualify for stamp duty relief in respect of the stock borrowed and stock re-delivered hereunder.

(c)	comply with the provisions of the Stamp Duty Ordinance in relation to sale and repurchase of Hong Kong Stock, in particular as to stock returns and the purposes for which the Hong Kong Stock is obtained as referred to in this Clause 5.3.

6.	CONFIDENTIALITY

6.1	Announcements

No announcement, circular or listing document in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Seller or the Purchasers without the prior written approval of the Seller and the Purchasers. The aforesaid restriction shall not apply to any announcement, circular or listing document required by law or any regulatory body or the rules of any recognized stock exchange on which the Shares are listed but the Party with an obligation to make an announcement or issue a circular or a listing document shall consult with the other Party as soon as practicable before complying with such an obligation.

6.2	Confidentiality

(a)	Subject to Clauses 6.1 and 6.2(b), each of the Seller and the Purchasers shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(i)	the existence and the provisions of this Agreement and of any agreement entered into pursuant to this Agreement; or

(ii)	the negotiations relating to this Agreement (and any such other agreements).

(b)	Clause 6.2(a) shall not prohibit disclosure or use of any information if and to the extent:

(i)	confidential information is required by each Party’s advisers or service providers (including insurers and proposed assignees), in which case disclosure may be made by each Party to such persons on a need-to-know basis and on terms that such advisers or service providers undertake to comply with the provisions of Clause 6.2(a) in respect of such information as if they were a Party to this Agreement;

(ii)	the information was already known to, or in the possession of, either Party prior to its being obtained from the other Party;

(iii)	the disclosure or use is required by law or regulations or any governmental, regulatory or judicial agency or authority or any recognised stock exchange, or to any persons appointed by such agency, authority or exchange;

(iv)	the disclosure or use is required to vest the full benefit of this Agreement in the Seller or the Purchasers;

(v)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(vi)	the disclosure is made to a member of either the Seller’s or the Purchasers’ Group, provided that the Seller or Purchasers, as the case may be, procures to ensure that such Group member complies with the provisions of Clause 6.2(a) in respect of such information as if it were a party to this Agreement;

(vii)	the information is or becomes publicly available (other than by breach of this Agreement); or

(viii)	the other Party has given prior written approval to the disclosure or use,

provided that, prior to disclosure or use of any information pursuant to Clause 6.2(b)(iii), (iv) or (v), the Party concerned shall, to the extent legally permissible, promptly notify the other Party in writing of such requirement with a view to providing that other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

7.	EVENTS OF DEFAULT

7.1	Each of the following events occurring in relation to any Party (the “Defaulting Party”, the other Parties, the “Non-Defaulting Parties) shall be an Event of Default:

(a)	an Act of Insolvency occurring with respect to the Seller or a Purchaser;

(b)	any representations or warranties made by the Seller or a Purchaser being incorrect or untrue when made or repeated or deemed to have been made or repeated;

(c)	the Seller or a Purchaser admitting to the other that it is unable to, or it intends not to, perform any of its obligations under this Agreement; or

(d)	a Purchaser being declared in default by the appropriate authority under the Rules or being suspended or expelled from membership of or participation in any securities exchange or association or other self regulatory organization, or suspended in dealing in securities by any government agency such that such Purchaser can no longer undertake the liquidity activity to contribute to the liquidity of trading in Shares on the Stock Exchange as contemplated by this Agreement.

7.2	Each Party shall notify the other Parties as soon as it becomes aware of an Event of Default occurring in relation to it.

7.3	Following the occurrence of an Event of Default in respect of a Purchaser, the Seller may elect to call for the repurchase of all or any Sale Shares pursuant to Clause 3(a) of this Agreement and/or terminate its participation in this Agreement by written notice to such Purchaser.

7.4	Following the occurrence of an Event of Default in respect of the Seller, the Purchaser that has purchased Sale Shares may terminate its participation in this Agreement by written notice to the Seller and resell all or any Sale Shares to the Seller pursuant to Clause 3(a) and deliver any accrued but unpaid or undelivered Income or Resulting Assets due to the Seller.

8.	TERMINATION

8.1	If Listing has not occurred by December 31, 2011, this Agreement shall terminate automatically at that time.

9.	OTHER PROVISIONS

9.1	Further Assurances

Each of the Seller and the Purchasers shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of the Seller and the Purchasers may reasonably require to transfer the Sale Shares to the Purchasers pursuant to Clause 2(a) and to the Seller pursuant to Clause 3(a) and to give each of them the full benefit of this Agreement.

9.2	Observance of Procedures

(a)	The Parties agree that in taking any action that may be required in accordance with this Agreement they shall observe strictly the procedures and timetable applied by the Rules and, further, the Purchasers shall severally (and not jointly or jointly and severally) and the Seller shall observe strictly any agreement (oral or otherwise) as to the time for completion of the purchase and repurchase of Sale Shares pursuant to Clauses 2(e) and 3(e), respectively.

(b)	Without prejudice to the generality of Clause 9.2(a), each Party undertakes that it shall promptly comply with all filing and reporting obligations and do all other necessary acts and things as may be required by the Collector from time to time and shall register this Agreement with the Collector.

9.3	Whole Agreement

This Agreement contains the whole agreement between the Seller and the Purchasers relating to the subject matter of this Agreement at the date of this agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Seller and the Purchasers in relation to the matters dealt with in this Agreement.

9.4	Reasonableness

Each of the Seller and the Purchasers confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including (without limitation) the terms of Clause 9.3 and agrees that the provisions of this Agreement are fair and reasonable.

9.5	Assignment

This Agreement is personal to the Parties. Accordingly neither the Seller nor the Purchasers may, without the prior written consent of the other Party, assign the benefit of all or any of the other Party’s obligations under this Agreement.

9.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Seller and the Purchasers.

9.7	Time of the Essence

Time shall be of the essence of this Agreement both as regards any dates and times mentioned and as regards any dates and times which may be substituted for them in accordance with this Agreement or by agreement in writing between the Seller and the Purchasers.

9.8	Registration, Stamp and Transfer Taxes and Duties

The total costs and expenses of all registration, stamp and transfer taxes, depositary fees, duties, levies and ancillary cost payable (by both or either of the Seller and the Purchasers), if any, as a result of the transactions (if any) contemplated by this Agreement, including but not limited to costs for arranging the payment of all such fees, taxes, duties and levies, including fulfilling any administrative or reporting obligation in connection with the payment of such taxes, duties and levies, shall be treated and reimbursed as part of the expenses associated with the Listing for which the Lenders and the Borrowers are not responsible.

9.9	Notices

(a)	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand, fax, email, registered post or by courier using an internationally recognized courier company.

(b)	All notices or other communication issued under this Agreement shall be in writing (and shall include facsimile transmission) and shall be deemed validly delivered:

(i)	in the case of a notice delivered to the Seller, if marked for the attention of the persons specified in Part A of Schedule 3 and left at the relevant addresses or sent to the relevant facsimile numbers as specified in Part A of Schedule 3;

(ii)	in the case of a notice delivered to the Purchasers, if marked for the attention of the persons specified in Part B of Schedule 3 and left at the relevant addresses or sent to the relevant facsimile numbers specified in Part B of Schedule 3, or such other addresses or facsimile numbers as each Party may notify in writing to the other Parties.

9.10	Invalidity

(a)	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

(b)	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 9.10(a), then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 9.10(a), not be affected.

9.11	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Seller and the Purchasers may enter into this Agreement by executing any such counterpart.

9.12	Governing Law and Submission to Jurisdiction

(a)	This Agreement shall be governed by and construed in accordance with Hong Kong laws.

(b)	Each of the Seller and the Purchasers irrevocably agrees that the courts of Hong Kong are to have non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any proceedings arising out of or in connection with this Agreement shall be brought in such courts. Each of the Seller and the Purchasers irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

(c)	The Seller hereby appoints the person identified in Part A of Schedule 3 as its agent to receive on its behalf service of process in the courts of Hong Kong. If such an agent ceases to be an agent of such Seller, such Seller shall promptly appoint and notify the other Party of the identity of its new agent in Hong Kong.

IN WITNESS of which this Agreement has been executed on behalf of the Parties on the date which appears first on page one.

SCHEDULE 1

SELLER’S WARRANTIES GIVEN UNDER CLAUSE 5.1

1.	The Sale Shares

1.1	The Seller:

(a)	is the sole legal and beneficial owners of the Sale Shares; and

(b)	has the right to exercise all voting and other rights over the Sale Shares.

1.2	The Sale Shares comprise 1% of the issued share capital of the Company, have been properly and validly issued and allotted and are each fully paid.

1.3	There are no Encumbrances on the Sale Shares.

1.4	All consents for the transfer of the Sale Shares have been obtained or will be obtained by Completion.

2.	Authority and Capacity

2.1	Melco Leisure is validly existing and is a limited liability company duly incorporated under the laws of the British Virgin Islands.

2.2	The Seller has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.3	The documents referred to in paragraph 2.2 will, when executed, constitute valid and binding obligations on the Seller, in accordance with their respective terms.

2.4	The Seller has taken all corporate action required by it to authorise it to enter into and to perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

3.	Non-Public Information

3.1	To the best of the Seller’s information, knowledge and belief, (i) the Seller is not in possession of any non-public information relating to the Company or its business the release of which could affect the trading price of the Shares and, (ii) there is not in existence any material or information relating to the Company which will be required to be disclosed by the Company under the relevant rules and regulations of NASDAQ Global Select Market, and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as if the Company was listed thereon).

SCHEDULE 2

PURCHASERS’ WARRANTIES GIVEN UNDER CLAUSE 5.2

1.	Authority and Capacity

1.1	(For Credit Suisse) Such Purchaser is validly existing and is a limited liability company duly incorporated under the laws of Hong Kong.

1.2	(For Deutsche Bank) Such Purchaser is a branch of Deutsche Bank AG registered as a non-Hong Kong company in Hong Kong pursuant to Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and Deutsche Bank AG is validly existing and is a joint stock corporation with limited liability duly incorporated in the Federal Republic of Germany and.

1.3	Such Purchaser has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.4	The documents referred to in paragraph 1.3 will, when executed, constitute valid and binding obligations on such Purchaser, in accordance with their respective terms.

SCHEDULE 3

PART A: THE SELLER

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

Address

38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

For the attention of

Group Legal Counsel and Company Secretary

Facsimile number

+852 3162 3579

Telephone number

+852 3151 3731

Agent for Service of Process

Shearman & Sterling

PART B: THE PURCHASERS

CREDIT SUISSE (HONG KONG) LIMITED

Address

88th Floor

International Commerce Centre

1 Austin Road West

Kowloon

Hong Kong

For the attention of

Kelvin Leung / Stuart Fairbairn

Facsimile number

+852 2284 6347 / +852 2284 6258

Telephone number

+852 2101 6347 / +852 3969 5471

DEUTSCHE BANK AG, HONG KONG BRANCH

Address

Level 52

International Commerce Centre

1 Austin Road West

Kowloon

Hong Kong

For the attention of

Darius Naraghi / Linda Chung

Facsimile number

+852 2203 7202

Telephone number

+852 2203 8017

SIGNATORIES

SIGNED by	) /s/ Lawrence Yau Lung Ho
for and on behalf of	)
MELCO LEISURE AND	)
ENTERTAINMENT GROUP LIMITED	)
in the presence of:

SIGNED by	) /s/ Karen Wong
for and on behalf of	)
CREDIT SUISSE (HONG KONG))
LIMITED	)
in the presence of:

/s/ Phyllis Chai

SIGNED by	) /s/ Heidi Yang /s/ Rowena Chu
for and on behalf of	)
DEUTSCHE BANK AG,	)
HONG KONG BRANCH	)
in the presence of:

/s/ Yang Yang